

May 16, 2012

<u>Via E-mail</u>
Mr. Charles A. Hinrichs
Vice President and Chief Financial Officer
Regal Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

Re: Regal Beloit Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K
Filed May 2, 2012
File No. 001-07283

Dear Mr. Hinrichs:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed May 2, 2012</u>

1.   We note your disclosure of the non-GAAP financial measure Free Cash Flow in the summary bullet points in the introduction to your press release. In future filings, please include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure or measures in accordance with Regulation G and Instruction 2 to Item 2.02 of Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Off-Balance Sheet Arrangements, Contractual Obligations and Commercial Commitments, page 27

2.   We note the amounts for "debt including estimated interest payments" here and the schedule of debt maturities disclosed in footnote seven of your financial statements. Please tell us when the interest payments must be made for each debt tranche outstanding and how such amounts are reflected in this table. Refer to Item 303(a)(5) of Regulation S-K and paragraph 470-10-50-5 of the FASB Accounting Standards Codification.

Notes to Consolidated Financial Statements, page 39

Note 3 – Accounting Policies, page 39

Research and Development, page 39

3.   Please revise future filings to disclose the total amount of research and development costs charged to expense for each period for which an income statements is presented. Refer to paragraph 730-10-50-1 of the FASB Accounting Standards Codification.

Note 14 – Fair Value, page 56

4.   Given your new debt issuance in 2011, please tell us how you considered the requirements of paragraph 825-10-50-10 of the FASB Accounting Standards Codification to disclose the fair value of all your financial instruments as defined in Topic 825.

Note 15 – Industry Segment Information, page 58

5.   We note the increase in your foreign sales since 2009. Please tell us how you considered the requirement to disclose revenues from external customers attributed to an individual foreign country and assets in an individual foreign country that are material. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief